November 10, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	VoiceServe, Inc. Form 10-K for the Year Ended March 31, 2010 Filed June 29, 2010 File No. 000-51882

Dear Mr. Groff:

We represent Voiceserve, Inc. (“Voiceserve” or, the “Company,” “we,” “us,” or “our”).  By letter dated October 15, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Annual Report (the “Annual Report”) on Form 10K filed on June 29, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K for the Year Ended March 31, 2010

1.
 Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to your disclosure because your common stock is considered penny stock.

Response: We have deleted the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 7

Overview, page 8

2.	In this section, please reference your auditor’s substantial doubt of your ability to continue as a going concern.

Response: The Management’s Discussion and Analysis of Financial Condition and Result of Operations has been revised to reflect our auditor’s substantial doubt over our ability to continue as a going concern.

Results of Operations for the Year Ended March 31, 2010 Compared to the Year Ended March 31, 2009, page 10

3.
In your results of operations table, please correct the amount of selling general and administrative expenses attributable to stock-based compensation to conform to your disclosure on pages 11 and F-4.

Response: The results of operations table has been corrected to reflect our administrative expenses attributable to stock-based compensation consistently with our disclosures on pages 11 and F-4.

4.	Please correct the first sentence in your Total Revenues discussion to reflect total operating revenues. The current disclosure includes only revenues attributable to software license fees.

Response: Total revenues on page 11 have been revised to include all revenues and not just revenues attributable to software license fees.

Liquidity and Capital Resources, page 11

5.
We note your disclosure that additional capital may be required both in the next 12 months and in the long-term.  Please quantify, to the extent practical, both your short-term and long-term capital needs.

Response: We will require additional working capital necessary to support our operations. Management believes that, if the Company’s operational cash flow is not sufficient to support its operational and/or its marketing strategy, its short capital needs could range between $500,000 and $1,500,000 for which it would most probably seek to raise the capital in the equity markets.

Long term capital needs of the company highly depend upon the amount of time it takes for us to achieve market penetration.  If we are successful in growing market share and developing new markets around the world, it will be necessary for us to hire additional employees to support an expanding client base.  If additional working capital is needed to support our increased operations, we will seek such capital in the form of debt and/or equity. Management believes that the Company’s long term capital needs, could potentially range between $1,500,000 and $3,000,000.

Note 8. Common stock issuances, page F-14

6.
We note that you issued 3 million shares for services rendered.  We also note that the fair value assigned to the share was $0.125 and the closing price of your share at May 21, 2009 was $0.28.  Please tell us in detail why the $0.125 fair value assigned per share is appropriate.

Response: We issued 3,000,000 restricted shares that are not freely tradable and are not entitled to any registration rights. Our common stock is quoted on the OTCBB under the symbol VSRV. Our stock had no trades on May 21, 2009. Therefore, we considered the price our stock was traded at ten days prior to, and subsequent to, May 21, 2009. There was one trade on June 3, 2009 for 1,000 common shares at $0.25 per share. In determining an appropriate per share fair value, we applied a 50% restricted stock discount to the $0.25 per share price that our stock was traded at on June 3, 2009. Such disclosure has been made to the Form 10K on page F-14.

Directors, Executive Officers, Promoters, and Corporate Governance, page 14

7.
Please disclose, with respect to each director, the specific experience, qualifications, attributes or skills that led the board of directors to conclude that the person should serve as a director for the company.  See Item 401(e) of Regulation S-K.

Response: The Form 10k has been revised to disclose information in accordance with Item 401(e) of Regulation S-K.

Summary Compensation Table, page 16

8.
We note that the information provided in your summary compensation table differs from that provided in your form S-1 filed on September 17, 2010 even though each table purports to cover the same time period.  Please explain why the information differs and revise accordingly.  In light of this discrepancy, please address your disclosure controls and procedures as necessary.

Response: The information provided in our summary compensation table has been revised to be consistent with our Form S-1 filed on September 17, 2010. On September 30, 2010, we appointed Andrew Millet, as the chairmen of our newly formed Audit Committee to mitigate the risk of misstating compensation amounts. Thereafter the figures are reviewed by our auditor.

9.	Please provide a brief narrative discussion of the factors necessary for a complete understanding of your executive compensation table. See Item 402(o) of Regulation S-K.

Response: The executive compensation table has been revised in accordance with Item 402(o) of Regulation S-K.

10.	Please tell us why all your executive officers are only paid consulting fees and not salaries for their services provided to the Company.

Response: Our executive officers are paid consulting fees and not salaries because they perform services for the Company in their roles as independent contractors and not employees of the Company.

Exhibits, Financial Statement Schedules

11.
Please revise to include all required exhibits.  See Item 601 of Regulation S-K.  We note that your code of ethics, which you indicate was filed as an exhibit to your Form 10-K for the year ended March 31, 2008, was not filed with that annual report.  Please include your code of ethics as one of the new exhibits to your filing.

Response: Our code of ethics has been attached to our Form 10K as exhibit 14.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
           Gregg E. Jaclin